January 23, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.
Amendment No. 9 to Form 10
Filed January 9, 2015
Form 10-Q for the Period Ended September 30, 2014 Filed January 9, 2015
File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated January 21, 2015, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 9 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2015 (“Registration Statement”) and its quarterly report on Form 10-Q/A filed with the SEC on January 21, 2015,

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Consolidated Statements of Operations, page F-2

1.	Your revisions in response to prior comment 3 do not appear to address our comment in its entirety; thus, we partially reissue such comment. Please remove the "gross profit" line item from your consolidated statements of operations. Please also revise the title for the "cost of revenues" line item, since it does not appear to represent your total cost of revenues under U.S. GAAP. This comment also applies to your Form 10-Q for the period ended September 30, 2014.

Response: The Company has removed the "gross profit" line item from the consolidated statements of operations and revised the title for the "cost of revenues" line item in the Registration Statement as well as the Form 10-Q for the period ended September 30, 2014.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Description

Segment Information, page F-4

2. Please revise the title of the "total operating expenses net of depreciation and amortization, and other (income) loss" line item to read "total operating expenses excluding depreciation and amortization, and other (income) loss", if true. This comment also applies to the segment information disclosure under Note 2 on page F-30 and in your Form 10-Q for the period ended September 30, 2014.

Response: The Company has revised the title of the "total operating expenses net of depreciation and amortization, and other (income) loss" line item to read "total operating expenses excluding depreciation and amortization, and other (income) loss" in the Registration Statement as well as the Form 10-Q for the period ended September 30, 2014.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,
Millennium Healthcare Inc.

By:	/s/ Dominick Sartorio
Name: Dominick Sartorio Title: Chief Executive Officer